Exhibit 99.1

News

RiT TECHNOLOGIES LAUNCHES NEW PARTNERSHIP PROGRAM
IN SUPPORT OF EXPANDED PRODUCT LINES

Tel Aviv, Israel, 14 July 2010 – RiT Technologies Ltd. (NASDAQ: RITT) today announced the launch of the RiT Partnership Program, an initiative designed to make it easier and more lucrative for qualified system integrators, VARs, consultants, resellers and installers to sell and support the full range of RiT’s Enterprise Solutions. The program rewards its partners for developing expertise in RiT’s new technologies, selling RiT solutions to new vertical markets, penetrating new geographies and providing a high level of ongoing support.

"Partners are the lifeline of our business,” commented Julia Geva, RiT’s AVP Marketing. “We are excited to launch a program which will encourage qualified partners to familiarize themselves with our new product lines and to sell all of our differentiated solutions, a step we believe will open them up to new opportunities for building their sales and increasing their profitability.”

Ms. Geva continued, “This program is part of the new go-to-market strategy that we have created for our latest product lines – highly ‘saleable’ solutions that address a broad range of customers and verticals. We believe this program will make it attractive for partners to bring these superb products to new customers throughout the world, expanding our reach while boosting our sales to a new level.”

The RiT Partnership Program creates two categories of partners:

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RiT Project Partners: certified installers, system integrators, VARs, consultants and design partners with significant expertise in deploying RiT’s intelligent infrastructure solutions. RiT Project Partners will be authorized to sell, implement and manage RiT IIM projects, and to sell RiT’s SMART Cabling Solution™, EPV™, PatchView™ and siteWIZ™ solutions.

•
RiT Channel Partners: certified resellers, system integrators, VARs and installers with experience in network infrastructure solutions, structured cabling technologies and products. RiT Channel Partners will be authorized to sell and implement RiT’s SMART Cabling Solution™ and EPV™.

The RiT Partner Program is now open for applications from interested companies around the world at www.rittech.com/?CategoryID=559. Potential partners will be evaluated based on relevant experience.

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

RiT Technologies Ltd.

News

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

Contact:
Julia Geva
AVP Marketing
+972-3- 7666735
juliag@rit.co.il

RiT Technologies Ltd.